Zimmer Holdings, Inc. 345 East Main Street Warsaw, IN 46580 574.267.6131 www.zimmer.com
April 26, 2011
VIA EDGAR
Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zimmer Holdings, Inc. Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-16407
Dear Mr. Vaughn:
This letter responds to your letter dated April 21, 2011, with respect to the periodic report noted above. For the sake of convenience, we have reproduced your comments below with our response following the comment.
Form 10-K for the year ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Liquidity and Capital Resources, page 28
1.	Comment: We note from your disclosures on page 60 that you have not recorded U.S. deferred income taxes on approximately $2.2 billion on foreign subsidiaries’ unremitted earnings. It appears as though a portion of your cash balances will not be available for use in the U.S. unless they are repatriated into the U.S. To the extent a significant portion of your cash and cash equivalent balances will not be available in the U.S., please revise future filings to quantify the amount of cash and cash equivalents that are currently held by your foreign subsidiaries. Refer to Item 303(a)(1) of Regulations S-K and Section IV of SEC Release 33-8350.
Response: We provided information concerning cash and cash equivalents and short-term and long-term investments held by foreign subsidiaries in the report. Specifically, the following disclosure appears in the Liquidity and Capital Resources section of the MD&A on page 29:

U.S. Securities and Exchange Commission

April 26, 2011
“As of December 31, 2010, $725.3 million of our cash and cash equivalents and short-term and long-term investments are held in jurisdictions outside of the U.S. and expected to be indefinitely reinvested for continued use in foreign operations. Repatriation of these assets to the U.S. would have negative tax consequences. Approximately $550 million of this amount is denominated in U.S. Dollars and therefore bears no foreign currency translation risk. The remaining is denominated in the various currencies where we operate.”
Note 19 — Commitments and Contingencies
Product Liability-Related Claims, page 63
2.	Comment: We note your disclosures regarding your accruals for your Durom-Cup product liability cases. We further note that your disclosure which indicates that your actual claims and payments could differ from your estimates which could result in further changes to your Durom-Cup liability. To the extent an exposure to loss exists in excess of the your accruals, please revise your disclosure in future filings to disclose either (i) an estimate of the possible loss or range of loss or (ii) a statement that such an estimate cannot be made. Refer to FASB ASC paragraphs 450-20-50-3 and 4.
Response: In the future filings, when we conclude that there is an exposure to loss for the Durom-Cup liabilities in excess of our accruals, we will either disclose our estimate of the loss or range of loss or, if we conclude that such an estimate cannot reasonably be made, we will make a statement to that effect.
Item 9A. Controls and Procedures, page 67
3.	Comment: We note your statement that “... no control system, no matter how well designed and operated, can provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.
Response: In future filings, we will state, if true, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our

U.S. Securities and Exchange Commission

April 26, 2011
principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.
As requested in your letter, the undersigned, on behalf of the company, acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If I can be of assistance in answering any additional questions in connection with this response, please call me at (574) 372-4624 or in my absence, Chad F. Phipps at (574) 371-8505.

Very truly yours,
/s/ James T. Crines
James T. Crines
Executive Vice President, Finance and and Chief Financial Officer

cc:	Eric Atallah Martin James